Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-146072

October 3, 2007

China Digital TV Holding Co., Ltd., or CDTV Holding, has filed a registration statement on Form F-1 (including a prospectus, as supplemented by a free writing prospectus dated October 2, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents CDTV Holding has filed with the SEC for more complete information about CDTV Holding and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents CDTV Holding has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, CDTV Holding, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037 or 1-866-718-1649. You may also access CDTV Holding’s most recent prospectus dated October 3, 2007 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1405503/000119312507212569/df1a.htm.

References to “we,” “us,” “our” and other terms that are used but not specifically defined in this free writing prospectus are used in the manner described in our Preliminary Prospectus dated September 21, 2007.

Increase in the Initial Public Offering Price Range for the ADSs

The proposed initial public offering price range for the ADSs has increased from between $11 and $13 per ADS, as stated in our Preliminary Prospectus dated September 21, 2007, to between $13 and $15 per ADS.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $153.3 million, or approximately $176.8 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of $14 per ADS (the midpoint of the estimated initial public offering price range set forth above). A $1.00 increase (decrease) in the assumed initial public offering price of $14 per ADS would increase (decrease) the net proceeds to us from this offering by $11.2 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of the prospectus included in our registration statement on Form F-1.

The principal reasons for this offering are to create a public market for our ordinary shares for the benefit of all shareholders, to retain talented employees by providing them with equity incentives in a public company, to promote our corporate brand and image and to raise capital. We currently intend to use net proceeds from this offering for research and development, sales and marketing, acquisitions and general corporate purposes. We do not have agreements or commitments for any specific material acquisitions at this time. While our board of directors has approved opening negotiations to purchase a certain technology relating to CA systems security, negotiations have not yet been initiated and, if and when commenced, may not lead to an agreement on definitive terms for or the consummation of any acquisition. We have made an aggregate capital contribution of $4.5 million to Super TV since its establishment in 2004 and we currently have no plans to make any additional capital contributions.

To the extent that the net proceeds from this offering are not immediately applied for the above purposes, we intend to invest the net proceeds in short-term interest-bearing debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. In particular, it is possible that we may become a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences for you. See “Risk Factors—Risks Relating to Our Business and Industry—We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs” and “Taxation— United States Federal Income Taxation—Taxation of Capital Gains—PFIC Rules” in the prospectus included in our registration statement on Form F-1.

Summary Consolidated Balance Sheet Data

	As of December 31,			As of June 30,
	2004	2005	2006	2007	Pro Forma As Adjusted(a)
				(unaudited)
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,278	$8,272	$21,137	$16,366	$169,709
Total assets	9,545	16,217	33,505	33,498	186,841
Total liabilities	5,585	6,362	21,564	8,218	8,218
Minority interest	1,969	2,944	4,000	4,000	4,000
Series A convertible redeemable preferred shares	12,000	12,000	16,078	16,078	—
Total shareholders’ equity/(deficiency)	$(10,009)	$(5,089)	$(8,137)	$5,202	$174,623

(a)	The pro forma as adjusted balance sheet information as of June 30, 2007 assumes (i) the conversion of our outstanding Series A preferred shares into ordinary shares as of June 30, 2007, and (ii) the issuance and sale of 12,000,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the estimated net proceeds from this offering, each based on an assumed initial offering price of $14 per ADS (which is the midpoint of the estimated public offering price range), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $14 per ADS would increase (decrease) each of cash and cash equivalents, total assets and total shareholders’ equity/(deficiency) by $11.2 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of the prospectus included in our registration statement on Form F-1.

Capitalization

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis, to reflect the automatic conversion of all outstanding Series A preferred shares upon completion of this offering; and

•

on a pro forma as adjusted basis to reflect this offering, assuming an initial public offering price of $14 per ADS, which is the midpoint of the estimated public offering price range set forth above, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements, including the related notes, appearing in the prospectus included in our registration statement on Form F-1. The information in the following table does not include the shares issuable upon exercise of any options outstanding as of June 30, 2007.

	As of June 30, 2007
	Actual	Pro forma	Pro forma as adjusted
	(In U.S. dollars)
Minority interest	$4,000,000	$4,000,000	$4,000,000
Series A preferred shares ($0.0005 par value per share; 8,600,000 shares authorized, 8,600,000 shares issued and outstanding and nil issued and outstanding on a pro forma and pro forma as adjusted basis)	16,078,197	—	—
Shareholders’ equity:
Ordinary shares ($0.0005 par value per share; 91,400,000 shares authorized, 34,000,000 shares issued and outstanding, 43,496,932 issued and outstanding on a pro forma basis and 55,496,932 issued and outstanding on a pro forma as adjusted basis)	17,000	21,748	27,748
Additional paid-in capital	5,574,138	21,647,587	174,983,932
Statutory reserve	2,353,373	2,353,373	2,353,373
Accumulated deficit	(3,974,284)	(3,974,284)	(3,974,284)
Accumulated other comprehensive income	1,231,973	1,231,973	1,231,973

Total shareholders’ equity/(deficiency)(a)	5,202,200	21,280,397	174,622,742

Total capitalization(a)	$25,280,397	$25,280,397	$178,622,742

(a)	A $1.00 increase (decrease) in the assumed initial public offering price of $14 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $11.2 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of the prospectus included in our registration statement on Form F-1.

Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

As of June 30, 2007, our net tangible book value was approximately $23.7 million, or $0.54 per ordinary share outstanding at that date, and $0.54 per ADS. Net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding convertible redeemable preferred shares into ordinary shares upon completion of this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth above, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2007, other than to give effect to our sale of the 12,000,000 ADSs offered in this offering at the assumed initial public offering price of $14 per ADS, with estimated net proceeds of $153.3 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at June 30, 2007 would have been $177.0 million, or $3.19 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and $3.19 per ADS. This represents an immediate increase in net tangible book value of $2.65 per ordinary share, or $2.65 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $10.81 per ordinary share, or $10.81 per ADS, to new investors in this offering.

The following table illustrates this per ordinary share dilution:

Assumed initial public offering price per ordinary share	$14
Net tangible book value per ordinary share at June 30, 2007	$0.54
Increase in net tangible book value per ordinary share attributable to this offering	$2.65
Pro forma net tangible book value per ordinary share after this offering	$3.19
Dilution in net tangible book value per ordinary share to new investors in this offering	$10.81
Dilution in net tangible book value per ADS to new investors in this offering	$10.81

The following table summarizes, on a pro forma basis, the number of ordinary shares purchased from us as of June 30, 2007, the total consideration paid to us and the average price per ordinary share/ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of $14 per ADS, after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us:

	Ordinary Shares Purchased(1)(2)		Total Consideration		Average Price per Ordinary Share Equivalent	Average Price per ADS Equivalent
	Number	Percentage	Amount	Percentage
Existing shareholders	43,496,932	78.4%	$7,108,771	4.1%	$0.16	$0.16
New investors	12,000,000	21.6	168,000,000	95.9	14.00	14.00

Total	55,496,932	100.0%	$175,108,771	100.0%	$3.16	$3.16

(1)	Upon conversion of all Series A convertible redeemable preferred shares.
(2)	Assuming no purchase by existing shareholders of ADSs offered in this offering.

The foregoing discussion and tables assume no exercise of the 4,060,903 share options outstanding as of June 30, 2007, with exercise prices of $0.543, $1.771 or $4.172 per share, as applicable.

If the underwriters exercise in full their over-allotment option, our existing shareholders will own approximately 75.9% and our new investors will own approximately 24.1% of the total number of our ordinary shares outstanding after this offering (assuming no purchase by existing shareholders of ADSs offered in this offering).

A $1.00 increase (decrease) in the assumed initial public offering price of $14 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $11.2 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.20 per ordinary share and $0.20 per ADS, and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $0.80 per ordinary share and $0.80 per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs and no change to the number of ADSs offered by us as set forth on the cover page of the prospectus included in our registration statement on Form F-1, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.